(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number 000-50940 CUSIP Number 778669-10-1

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:             .

PART I

REGISTRANT INFORMATION

Rotech Healthcare Inc.

Full name of registrant

Former name if applicable

2600 Technology Drive, Suite 300

Address of principal executive office (Street and Number)

Orlando, Florida 32804

City, state and zip code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rotech Healthcare Inc. (the “Company”) is seeking an extension in order to complete its unaudited interim financial statements for the quarterly period ended March 31, 2005. The Company is currently evaluating the accounts receivable, related allowance accounts and the associated methodology it has used since its predecessor’s emergence from bankruptcy in March 2002. The Company requires additional time to accurately determine if adjustments are needed to its historical financial statements and its financial statements to be filed for the quarterly period ended March 31, 2005. The Company will file its Form 10-Q for the quarterly period ended March 31, 2005 as soon as practicable after completion of the evaluation described above.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Barry E. Stewart, (407) 822-4600.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to quantify the results of operations anticipated to be reported for the first quarter of 2005, pending completion of the evaluation described above, or the extent of the change in such results from the reported results of operations for the first quarter of 2004. The Company expects to report earnings per share for the first quarter of 2005 that are significantly lower than the earnings per share reported for the corresponding period in 2004 primarily as a result of the impact of known Medicare reimbursement changes in 2005. Such earnings per share could be further affected as a result of the resolution of the evaluation of the accounts receivable and related allowance accounts described above.

Rotech Healthcare Inc.

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2005	By:	/s/ Barry E. Stewart
		Name:	Barry E. Stewart
		Title:	Chief Financial Officer